

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

<u>Via U.S. Mail</u>

Jasper Explorations Inc.
c/o Business Filings Incorporated
311 S. Division Street
Carson City, Nevada 89703

> **Re: Jasper Explorations Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2010**
> **File No. 333-171373**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2. If a numbered comment raises more than one question or includes more than one bullet point, please fully respond to each such question and bullet point. Also, to expedite our review, include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

3. Based on the your approximate date of commencement of proposed sale to the public on the cover page of the registration statement and on the first sentence of the "Plan of Distribution" section, it appears that your common stock will be offered on a delayed or continuous basis. We also note, however, that the cover page of the prospectus indicates the 28 day offering period. If Rule 415 under the Securities Act of 1933 is applicable to your transaction, please check the appropriate box on the cover page of the registration statement, and, to the extent necessary, revise your registration statement accordingly. See Form S-1.

4. Explain to us each of the following items:

   - who prepared the registration statement;

   - what basis the preparer had or source(s) upon which it relied in drafting the prospectus;

   - who created the business plan which is described; and

   - how and when Robert Denman first came to be affiliated with Jasper Explorations, Inc. or its predecessor, Jubilee Resources, Inc.

   We may have additional comments based on your responses.

5. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

   - Mr. Denman;

   - named legal counsel;

   - those responsible for Mr. Denman's connection with Jasper or Orofino Gold Corp.; and

   - any others who participated in the preparation of the prospectus disclosure in the registration statement.

6. If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

7. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, confirm to us that Mr. Denman did not agree to purchase Jasper shares or to serve as an officer or director of Jasper at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that he has no such present intention, if true.

8. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also, please provide us with accompanying captions, if any. We may have comments after reviewing these materials.

9. Disclose whether Mr. Denman has visited the subject property. Also, if not, include new risk factor which discusses the resultant risks to investors. If he intends to visit the property, please indicate when he plans to do so.

10. Ensure that your disclosure is updated, current, consistent, and accurate. For example, we note the following:

  - the table of contents is not reasonably detailed to refer to each line item of Form S-1;

  - you refer to our office as being located at Judiciary Plaza at page 20;

  - the "Property Acquisition Details" section appears to be missing a figure and sections 1.0-1.2 at page 21; and

  - you state that that total estimated costs for Phase I is $26,900 at page 30 but $18,550 at page 32.

  Please note that these are examples only. Review your entire registration statement and revise as necessary.

Inside Front and Outside Back Cover Pages of Prospectus

11. Disclose the dealer prospectus delivery obligation as Item 502(b) of Regulation S-K requires.

Summary Information, page 6

12. Please disclose in one of the first paragraphs of this section the estimated amount that you need to raise in order to implement your business plan. Also disclose, if true, that you have taken no concrete steps to implement your business plan.

Determination of Offering Price, page 16

13. Please describe the various factors considered in determining your offering price. Refer to Item 505(a) of Regulation S-K.

Selling Security Holder, page 16

14. Please indicate the percentage of the class to be owned by Mr. Denman after completion of the offering. Refer to Item 507 of Regulation S-K.

Plan of Distribution, page 17

15. We note the reference to potential exchange distribution. Please confirm whether you intend to apply to trade on an exchange, and revise your disclosures accordingly.

16. We note your statement that certain outstanding shares may be sold in reliance on Rule 144. Please tell us your basis for such statements. In that regard please provide your analysis with respect to whether the limitations set forth in Securities Act Rule 144(i) are applicable to you.

Description of Business, page 20

17. Please describe your history and development during the past three years. For example, discuss the transition from Jubilee to Jasper. Refer to Item 101(h) of Regulation S-K.

18. Discuss in necessary detail your long-term and short-term strategies.

19. Please describe the circumstances in which you acquired a total of sixteen mineral claims. We note that the Asset Purchase Agreement with Larico Inc., filed as Exhibit 10.1, covers only two claims.

Property Acquisition Details, page 20

Conclusions and Recommendations, page 29

Phase I Cost Estimate, page 30

20. Expand your disclosures as necessary to explain the itemized costs, such as the management and contingency fees.

Managements (sic) Discussion and Analysis or Plan of Operations, page 32

Plan of Operations, page 32

21. Please disclose when you intend to commence each phase.

Liquidity and Capital Resources, page 33

22. Please expand the first sentence of the first paragraph under this heading to clarify that you had $14,997 in current assets consisting only of cash as of September 30, 2010, as reported on your Balance Sheet for that period.

23. Provide an estimate of how long you can remain operational given that you have total assets of only $14,997 as of September 30, 2010.

24. We note your statement that you plan to raise capital, as you cannot otherwise execute your operations for the next twelve months. Please disclose when and how you intend to pursue additional financing.

Directors and Executive Officers, page 33

Biography of Robert Denman, page 34

25. Disclose precisely when Mr. Denman began serving in the listed capacities with Jasper and Jubilee. Refer to Item 401(b) of Regulation S-K.

26. Revise to name the "private trucking business" that Mr. Denman owns and to disclose all position(s) held for the past five years, eliminating any gaps or ambiguities as to time. In addition, please briefly describe the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Denman should serve as your director, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

27. We note your statement that Mr. Denman currently owns Clean 'N Shine, which was operated by SNT Cleaning, Inc. A review of SNT's public filings reveals that when Mr. Denman resigned, SNT changed its name to Orofino Gold, Corp and began to pursue a different business plan. Please expand your disclosures to explain Mr. Denman's involvement in Orofino and the circumstances of its operation of Clean 'N Shine.

Security Ownership of Certain Beneficial Owners, page 35

28. Indicate Mr. Denman's address as Item 403 of Regulation S-K requires.

Transactions with Related Persons, Promotes and Certain Control Persons, page 35

29. Please provide all the required disclosure regarding any loans or other payments made by Mr. Denman, pursuant to Item 404 of Regulation S-K. For example, we note your disclosures here and elsewhere that Mr. Denman's $1,500 loan has no "fixed term," whereas the promissory note filed as exhibit 10.2 states that if the loan is not repaid by December 31, 2010, the loan can be converted to shares of Jubilee common stock.

30. Also, please confirm whether the loan has been repaid or converted into common stock, and revise your disclosures accordingly.

Financial Statements, page 37

31. We note the presentation of your audited financial statements does not appear to comply with Rule 8-02 of Regulation S-X. In addition to the periods already presented, you should include audited financial statements for the period from your inception date of December 18, 2008 through December 31, 2008. Please revise your financial statements and obtain a revised audit opinion from your auditors.

32. We also note your interim Statements of Operations and Cash Flows for the nine months ended September 30, 2009 should be added to your presentation, in accordance with Rule 8-03 of Regulation S-X.

Exhibits, page 48

33. File all agreements relating to (1) any provision for the funding or payment of your debts, liabilities, operating costs, and the like; and (2) service to Jasper as officer or director, including any deferral of compensation. If any of the agreements have not been reduced to writing, then provide the written description of the contract in question "similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii)." Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated September 17, 2010).

34. Please update your index to reflect the correct dates of the exhibits. We note that the legal opinion is dated December 15, 2010.

Exhibit 5.1 Legal Opinion

35. Please correct the filing date of the registration statement.

Signatures

36. In future filings, please provide signatures that are dated on or near the date of the filing of the registration statement, and are dated not earlier than the dates of the exhibits.

Engineering Comments

Regional Geology and Mineralization, page 25

37. The provisions in Industry Guide 7 preclude the use of any reserve or resource measures other than proven or probable reserves in SEC filings. Please remove all resource disclosure from your filing.

38. Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

39. We note your disclosure in this section and elsewhere, referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Conclusions and Recommendations, page 29

40. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Robert Denman, page 33

41. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Balance Sheet, page 38

42. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Diane Dalmy, Attorney at Law
        Facsimile 303-988-6954